EXHIBIT 2.1

Summary of Terms of Purchase of Overriding Royalty Interests

by Cano Petroleum, Inc. from THEprivate Energy Company, Inc.

dated December 27, 2005.

On December 27, 2005, Cano Petroleum, Inc. (“Cano”) and THEprivate Energy Company, Inc. (“Private Energy”) entered into an oral agreement pursuant to which Cano acquired all overriding royalty interests held by Private Energy on December 27, 2005 (the “December Interests”) and is to acquire all overriding royalty interests acquired in the future by Private Energy (the “Future Interests”) in and to the oil gas and mineral leaseholder estates and personal property related to such leasehold estates located in Lincoln County, Oklahoma covering approximately 2,178 acres (the “Davenport Property”).  The purchase price is $66,700 per percentage of net revenue attributable to the December Interests and the Future Interests.  The effective date of the December 27, 2005 purchase of the December Interests and all Future Interests is December 1, 2005.